Exhibit 10.2

English Summary of Bank Loan Agreement

Lender: Hua Nan Commercial Bank of Taiwan

Borrower Name: ColorStars, Inc.

Borrower Account No.: 1870138500891

Borrower Company Unity No.: 80179506

Loan Amount: Six Million New Taiwan Dollars (NTD 6,000,000.00)

Loan Term: From June 29, 2012 to December 24, 2012

Interest Rate: 3.16% per annum, fixed

Signature: Wei-Rur Chen, President and CEO – ColorStars, Inc.